UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of JIADE LIMITED’s Annual General Meeting of Shareholders

At an annual general meeting of shareholders (the “Meeting”) of JIADE LIMITED (the “Company”) held on May 23, 2025, at 9:30 a.m., Eastern Time, the shareholders of the Company approved and adopted the resolutions authorizing the following:

1.

The shareholders were asked to consider and, if thought fit, separately pass the following ordinary resolutions for the re-election of the Company’s current directors:

RESOLVED, BY ORDINARY RESOLUTION, that Yuan Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Xiaohui Li be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Shuang Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

RESOLVED, BY ORDINARY RESOLUTION, that Shaoping Lu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company; and

RESOLVED, BY ORDINARY RESOLUTION, that Shang Wu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.

A total of 18,407,095 votes, representing 75.02% of the votes exercisable as of April 29, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Yuan Li	18,398,004	4,091	5,000
Re-election of Xiaohui Li	18,397,897	4,092	5,106
Re-election of Shuang Qiu	18,398,004	4,091	5,000
Re-election of Shaoping Lu	18,398,003	4,092	5,000
Re-election of Shang Wu	18,398,004	4,091	5,000

2.	RESOLVED, BY ORDINARY RESOLUTION, that the appointment of Enrome LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2025 be approved, ratified and confirmed (the “Auditor Appointment”).

A total of 18,407,095 votes, representing 75.02% of the votes exercisable as of April 29, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Auditor Appointment	18,403,503	3,592	0

3.

RESOLVED, BY ORDINARY RESOLUTION, that every eight issued and unissued ordinary shares of a par value of US$0.01 each in the Company’s share capital be consolidated into one ordinary share of a par value of US$0.08 (each a “Consolidated Share”) and each Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$2,000,000 divided into 200,000,000 ordinary shares of a par value of US$ 0.01 each

TO US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each.

A total of 18,407,095 votes, representing 75.02% of the votes exercisable as of April 29, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Share Consolidation	18,235,629	166,166	5,300

4. RESOLVED, BY SPECIAL RESOLUTION, that:

(a)	the authorized share capital of the Company be increased from US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each to an aggregate of (i) US$2,000,000 divided into 25,000,000 ordinary shares of a par value of US$0.08 each (the “Ordinary Shares”); and (ii) US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 5,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 100,000,000 preference shares of a par value of US$0.0001 each, by the creation of an additional 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Class B Ordinary Shares”), and (c) 30,000,000 preference shares of a par value of US$0.0001 each (the “Preference Shares”) (the “Increase in Authorized Share Capital”); and each Class A Ordinary Share, Class B Ordinary Share and Preference Share shall have such rights and restrictions as set out in the Second M&A (as defined below);

(b)	immediately following the Increase in Authorized Share Capital, (a) an aggregate of approximately 2,014,872 Class A Ordinary Shares be issued to all the shareholders of the Company and each shareholder will be issued such number of Class A Ordinary Shares pro rata to the existing shareholding ratio of the Company, except for JD LIYUAN LIMITED (the “Issue of Class A Ordinary Shares”), and (b) an aggregate of approximately 1,052,063 Class B Ordinary Shares be issued to JD LIYUAN LIMITED (the “Issue of Class B Ordinary Shares”, together with the Issue of Class A Ordinary Shares, the “Issue of Dual Class Shares”); for the avoidance of doubt, the issue of Class A Ordinary Shares or Class B Ordinary Shares to each of the shareholders of the Company, as applicable, shall not affect each shareholder's shareholding percentage out of the total issued share capital of the Company;

(c)	immediately following the Issue of Dual Class Shares, the approximately 3,066,935 issued shares of a par value of US$0.08 (the “Issued Ordinary Shares”) in the Company currently held by all the shareholders of the Company be repurchased by the Company out of the proceeds received from the Issue of Dual Class Shares, and the Issued Ordinary Shares be cancelled simultaneously upon the repurchase; and

(d)	immediately following the Repurchase of Share, the authorized but unissued share capital of the Company be reduced by the cancellation of 25,000,000 ordinary shares of a par value of US$0.08 each, such that the authorized share capital of the Company shall become US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each consisting of (a) 395,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (b) 75,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (c) 30,000,000 Preference Shares of a par value of US$0.0001 each

(the “Change of Authorized Share Capital”).

A total of 18,407,095 votes, representing 75.02% of the votes exercisable as of April 29, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Change of Authorized Share Capital	18,232,005	174,790	300

5. RESOLVED, BY SPECIAL RESOLUTION, that

(a)	the existing amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 23 December 2023 and effective on 17 May 2024 currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (“Adoption of the Second M&A”); and

(b)	all or any of the rights attached to any Ordinary Shares be varied and modified as a result of the Adoption of the Second M&A.

A total of 18,407,095 votes, representing 75.02% of the votes exercisable as of April 29, 2025, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Adoption of the Second M&A	18,342,756	59,339	5000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: May 23, 2025	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer

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